UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, May 29, 2014

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Re.: Material Fact

S.T. Resolution No. 836

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor S.A.” or the “Company”) in compliance with applicable laws and regulations, in order to inform you that nearing yesterday end, the Company was notified of S.T. Resolution No. 836/2014 passed by the Ministry of Labor, Employment and Social Security (the “Resolution”).  As per the Resolution, the Labor Secretariat ruled that the Company, together with other energy distribution and generation companies, as from May 1, 2014, must apply to its payroll employees represented by the Light and Power Workers' Union (Sindicato de Luz y Fuerza) in the City of Buenos Aires, an increase equal to fifteen percent (15%) on salaries current as of April 2014, and as from July 1, 2014, an increase equal to ten percent (10%) on salaries current as of May 2014; both increases further apply to the Company’s contractor companies whose employees are covered by said union’s collective bargaining agreements. Salaries resulting from the application of said increases will be effective from May 1, 2014 until April 30, 2015. In addition, as from May 1, 2014, the Company must increase the seniority-based percentage, and must also increase the additional payment to employees working on a calendar week basis.

The Company is analyzing, with its legal and financial advisors, the economic-financial impact of the Resolution and best course of action to deal with it.

Best regards,

Carlos D. Ariosa
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: June 2, 2014